Exhibit 12
MSW ENERGY HOLDINGS LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands)

	For the Period from		For the Period from		For the Six
	June 25 through		January 1 through		Months Ended
	June 30, 2005		June 24, 2005		June 30, 2004
EARNINGS:
Pre-tax income (loss) from continuing operations for minority interest in consolidated subsidiary	$2,662		$(2,901)		$11,863

Less earnings attributable to Ref-Fuel prior to consolidation	—		—		(6,545)

	$2,662		$(2,901)		$5,318

Add (deduct):
Fixed charges	1,074		31,517		17,917
Distributed earnings of Ref-Fuel Holdings prior to consolidation	—		—		31,374

Earnings, as adjusted	$3,736		$28,616		$54,609

FIXED CHARGES:
Interest expense	$1,074		$31,517		$17,917

Fixed charges	$1,074		$31,517		$17,917

RATIO OF EARNINGS TO FIXED CHARGES:	3.48	x	0.91	x	3.05	x